UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date May 30, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PT TELKOM  INDONESIA (PERSERO) Tbk

INFORMATION TO INVESTOR

(No. 117 /PR000/COP-A0070000/2016)

Acquisition of 25% Share in PT Administrasi Medika (AdMedika)
by PT Multimedia Nusantara (TelkomMetra)

PT Multimedia Nusantara (“TelkomMetra”), a wholly owned subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”), has acquired 25% of minority stakes of PT Administrasi Medika (“Admedika”) on 25th May 2016. Currently, Admedika is being 100% controlled by TelkomMetra. Admedika is the third party administration on health care industry which provide administration settlement solution connecting insurance company, hospital and other health service provider, and patient.

May 30, 2016

Sincerely yours,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.                  :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website           :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.